UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

INVESTMENT COMPANY ACT FILE NUMBER 811-07659

SEPARATE ACCOUNT NO. 49

OF

AXA EQUITABLE LIFE INSURANCE COMPANY

(EXACT NAME OF REGISTRANT)

c/o AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(PRINCIPAL EXECUTIVE OFFICES)

TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

DODIE KENT

VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL

AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(NAME AND ADDRESS OF AGENT FOR SERVICE)

PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

CHRISTOPHER E. PALMER, ESQ.

GOODWIN PROCTER LLP

901 NEW YORK AVENUE, N.W.

WASHINGTON, D.C. 20001

Email /Letter

Sender:	Advisor

Subject Lines:	Important offer regarding your Accumulator variable annuity

Guaranteed Benefits Offer

Dear [Name],

In a few days, you will receive an offer from AXA Equitable regarding your Accumulator variable annuity.

The mailing you receive will include important details regarding an Offer AXA Equitable will be extending to some of its contract holders, and we encourages you to read the prospectus supplement and all other information.

In the meantime, you will find more information at www.axa-equitable.com/incomebenefit or you can contact AXA Equitable at 866-638-0550 or via email at GuaranteedBenefitsOffer@axa-equitable.com.

Sincerely,

Advisor

Variable annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York NY and are distributed by AXA Advisors LLC. AXA Equitable and AXA Advisors are affiliated companies and do not provide legal or tax advice.

GE 87832 (9/13)

Email

Sender:	AXA Equitable

Subject Lines:	Important offer regarding your Accumulator variable annuity

[AXA LOGO]	Don’t see the images? View this email in a browser

Guaranteed Benefits Offer

Dear [Name],

In a few days, you will receive an offer from AXA Equitable regarding your Accumulator variable annuity. For a limited time only, we’re offering to increase your annuity account value in exchange for terminating your guaranteed minimum income benefit and applicable guaranteed minimum death benefit1 which is either a standard death benefit or an enhanced death benefit for which you pay an explicit fee.

If you accept the offer, you can make any withdrawal or exchange of the annuity account value within 30 days of the offer expiration and no withdrawal charge will apply.2

The mailing you receive will include important offer details, and we encourage you to read the prospectus supplement and all other information.

The Guaranteed Benefits are valuable features of your contract, and you should carefully weigh the pros and cons of giving up these guaranteed benefits. Once you accept our offer you cannot reinstate them. Also, you need to take income taxes, your retirement income needs, and your general financial situation into account. We encourage you to seek the guidance of your financial professional.

In the meantime, you will find more information at www.axa-equitable/incomebenefit or you can call us at 866-638-0550 or email us at GuaranteedBenefitOffers@axa-equitable.com.

Sincerely,

Todd Solash

Managing Director AXA Equitable, Retirement Savings

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York NY and are co-distributed by AXA Advisors LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors, AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment prior to age 59 1⁄2 may be subject to an additional 10%federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing company.

GE-86731a (9/13)

1And, if elected, earning enhancement benefits (EEB), also known as Protection Plus. See the individual contracts for further GMIB and GMDB details. The standard death benefit is a return of premiums adjusted for withdrawals.

2Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1⁄2 may be subject to additional 10% federal income tax penalty.

Email—Final Notice

Sender:	AXA Equitable

Subject Line:	Final notice concerning your Accumulator annuity offer

[AXA LOGO] Don’t see the images? View this email in a browser

Guaranteed Benefits Offer

Dear [Name],

In a few days, you will receive a final notification regarding our offer to increase your Accumulator variable annuity account value in exchange for your agreement to terminate your guaranteed minimum income benefit and applicable minimum death benefit1 which is either a standard death benefit or an enhanced death benefit for which you pay an explicit fee. If you accept the offer, you can make any withdrawal or exchange of the annuity account value within 30 days of the offer expiration and no withdrawal charge will apply.2

The GMIB, GMDB and EEB are valuable features of your contract, and you should carefully weigh the pros and cons of giving up these guaranteed benefits. Once you accept our offer you cannot reinstate them. Also, you need to take income taxes, your retirement income needs, and your general financial situation into account.

If you wish to accept our offer, please make sure we receive your properly completed Acceptance Form<link> no later than January 17. The mailing you will receive shortly will include an Acceptance Form that you can complete and mail or fax to us. Or you can log in to your account at www.axa-equitable.com and click on Guaranteed Benefits Offer Acceptance. If you want to know your current offer amount, please call us at 866-638-0550 or if you need more information, go to www.axa-equitable/incomebenefit.

Sincerely,

Todd Solash

Managing Director AXA Equitable, Retirement Savings

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York NY and are co-distributed by AXA Advisors LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors, AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment prior to age 59 1⁄2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing company.

GE-86731b (9/13)

1And, if elected, earning enhancement benefits (EEB), also known as Protection Plus. See the individual contracts for further GMIB and GMDB details. The standard death benefit is a return of premiums adjusted for withdrawals.

2Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1⁄2 may be subject to additional 10% federal income tax penalty.

AXA EQUITABLE

redefining / standards®

This offer expires on [January 15, 2014]

Contract Number: [#########]

September 19, 2013

[Mr.] [S.] [Jones]
[123 Main Street]
[Apt. 1]
[Anytown], [NY] [12345]

Offer: Immediate access to more annuity account value with no withdrawal charges[1] when you cancel certain guaranteed benefits

Dear [Mr. Jones],

When you purchased your Accumulator variable annuity contract, you chose certain guaranteed benefits based on your financial goals at that time. But since then, your circumstances and financial priorities may have changed, and you might be interested in an offer we're currently making.

We're offering to increase your annuity account value and temporarily waive all withdrawal charges.[1] In exchange, you would agree to cancel your guaranteed minimum income benefit (GMIB) and your applicable guaranteed minimum death benefit (GMDB)[2], which is either a standard death benefit or an enhanced death benefit for which you pay an explicit fee.

Before you make any decisions about the offer, review complete details in the enclosed prospectus supplement and the attached Offer Summary Comparison. This information can help you decide whether accepting the offer is right for you – whether, for example, immediate access to more value in your account is now more important to you than your guaranteed benefits.

Here are some details to consider as you evaluate the offer:

All figures are as of [August XX, 2013].	**Amount**
Offer Amount Estimated increase to your annuity account value	[$AMT]
Account Value + Offer Amount Free withdrawal amount[1]	[$AMT]

Your offer amount fluctuates daily but is never less than the greater of: (1) approximately [Reserve %] of the calculated actuarial value of the GMIB and GMDB reserve; or (2) [charges multiplier] the GMIB and GMDB (and EEB, if applicable) annual charges based on the current benefit base.

The GMIB, GMDB and EEB are valuable features of your contract, and you should carefully weigh the pros and cons of giving up these guaranteed benefits. Once you accept our offer, you cannot reinstate them. Also, you need to take income taxes, your retirement income needs and your general financial situation into account. We encourage you to seek the guidance of legal, financial and tax professionals.

Review the enclosed prospectus supplement carefully to evaluate this offer, and visit the offer website at axa-equitable.com/incomebenefit

If you wish to accept our offer, complete the attached Acceptance Form and return it in the envelope we've provided, or fax it to **816-701-4960**. You can also log on to your account at **www.axa-equitable.com** and click on "Guaranteed Benefit Offer Acceptance". We must receive your properly completed form by [DATE]. **If you do not wish to accept our offer**, you don't have to do anything at all.

To review this offer, contact your financial professional, **[NAME OF ORIGINATING ADVISOR, FIRM]**, at **[CONTACT]**, or call us directly at **866-638-0550**.

Sincerely,

Todd Solash
Managing Director AXA Equitable,
Retirement Savings

[1] Withdrawals made no later than 30 days after the offer acceptance deadline. The offer amount will change each business day. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59½ may be subject to an additional 10% federal income tax penalty.

[2] And earning enhancement benefit (EEB) also known as Protection Plus, if elected. See your contract for further GMIB and GMDB details.

AXA Equitable Life Insurance Company
Retirement Service Solution
500 Plaza Drive, 6th Floor, Secaucus, NJ 07094

GE 85692 (9/13) 1 [X-X-X-X]

A

AXA Equitable Life Insurance Company Retirement Service Solution

500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

GE 85692 (9/13) 1 [X-X-X-X]

AXA Equitable Accumulator

Offer Summary Comparison

All figures are as of [DATE] (unless otherwise indicated) Keep Your Guaranteed Benefits Accept the Offer and Cancel Your Guaranteed Benefits

Offer Amount None [$AMT]

Estimated increase to your annuity account value

Annuity Account Value [$AMT] [$AMT]

Withdrawal Charges (CWC) [$AMT] 3 Limited Waiver 4

Cash Surrender Value [$AMT] [$AMT]4

Monthly Guaranteed Minimum [$AMT]

Income Benefit (GMIB) Lifetime Payout

If exercised on [mm/dd/yy] None

Guaranteed Minimum Income Benefit

(Benefit Base) [$AMT] None

Death Benefit (Benefit Base) [$AMT] None [$AMT]

Current Death Benefit [$AMT] (not guaranteed)

Earnings Enhancement Benefit [$AMT] None

(aka Protection Plus)

Last Annual Charge You Paid for

Your Guaranteed Benefits [$AMT] N/A

On [DATE]

3 Assumes a full surrender of your variable annuity contract.

4 Withdrawal charges are waived if withdrawals are made no later than 30 days after the offer acceptance deadline.

To accept this offer log on to www.axa-equitable.com and click on “Guaranteed Benefit Offer Acceptance” or detach here and return the completed form in the enclosed envelope or fax this form to 816-701-4960.

Acceptance Form Fax: 816-701-4960

[Mr. S. Jones],

Contract Number [#########]

This form must be received by [Month XX, 2013]

☐ Yes. I received advice from the financial professional named on my Account Statement.

By signing below I acknowledge and understand:

I accept the offer to cancel my GMIB, my GMDB, the standard death benefit and EEB, if I have it, and increase my annuity account value.

The death benefit under my contract will be the annuity account value with no guaranteed minimum.

The explicit annual charges for the GMIB, GMDB, and EEB, if applicable, will no longer be deducted from my contract, and past charges will not be refunded.

I cannot revoke my acceptance of this offer once my acceptance is processed.

The exact amount of the increase to my annuity account value fluctuates daily and will be based on the date this properly completed form is received by your processing office.

I can obtain a quote of the exact amount by logging on to www.axa-equitable.com or by calling 866-638-0550. You will increase my annuity account value by that amount when I fax this properly completed form to 816-701-4960 before 4:00 PM ET on the same day, or the next business day, if there are other policy transactions on the same day, except if the only other financial transaction is a full surrender or partial withdrawal. Neither of these transactions will result in any delay of the increase to my annuity account value; however, any partial withdrawal request will be processed on the next business date.

I have received and read the prospectus supplement for this offer.

Primary Contract Owner/Authorized Signer Date Joint Contract Owner/Authorized Signer Date

Contract Owner Phone Number

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

AXA EQUITABLE

Redefining/ standards

This offer expires on [January 15, 2014]

Contract Number: [#########]

November 11, 2013

[Mr.] [S.] [Jones] [123 Main Street]

[Apt. 1]

[Anytown], [NY] [12345]

Offer: Immediate access to more annuity account value with no withdrawal charges1 when you cancel certain guaranteed benefits

Dear [Mr. Jones],

About a month ago, we notified you regarding our offer to increase your Accumulator variable annuity account value in exchange for your agreement to terminate your guaranteed minimum income benefit and applicable guaranteed minimum death benefit.2 If you accept the offer, you can make any withdrawal or exchange of the annuity account value within 30 days of the offer expiration and no withdrawal charge will apply.

This is just a reminder that this offer expires [Date].

Below are some details to consider as you evaluate the offer. Full details are provided on the attached Offer Summary Comparison table.

All figures are as of [August XX, 2013]. Amount

Offer Amount Estimated increase to your annuity account value [$AMT]

Account Value + Offer Amount Free withdrawal amount1 [$AMT]

Your offer amount fluctuates daily but is never less than the greater of: (1) approximately [Reserve %] of the calculated actuarial value of the GMIB and GMDB reserve; or (2) [charges multiplier] the GMIB and GMDB (and EEB, if applicable) annual charges based on the current benefit base.

When you purchased your contract, you decided that the guaranteed benefits were important to you. Since then, your personal circumstances may have changed and access to more value in your annuity account may be more important to you now than future living and death benefits. The GMIB, GMDB and EEB are valuable features of your contract, and you should carefully weigh the pros and cons of giving up these guaranteed benefits. If you do not wish to accept our offer, you don’t have to do anything at all.

We encourage you to speak with your financial professional about the pros and cons of the offer. If you have any questions, including about the offer amount, call us at [866-638-0550], 9 am to 5 pm ET or visit axa-equitable.com/incomebenefit.

Sincerely,

Todd Solash

Managing Director AXA Equitable, Retirement Savings

AXA Equitable Life Insurance Company

Retirement Service Solution

500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

1 Withdrawals made no later than 30 days after the offer acceptance deadline. The offer amount will change each business day. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59½ may be subject to an additional 10% federal income tax penalty.

2 And, if elected, earning enhancement benefits (EEB), also known as Protection Plus. See the individual contracts for further GMIB and GMDB details. The guaranteed minimum death benefit may be either a standard death benefit or an enhanced death benefit for which you pay an explicit fee. The standard death benefit is a return of premiums adjusted for withdrawals.

All figures are as of [DATE]

(unless otherwise indicated)

Keep Your Guaranteed Benefits

Accept the Offer and Cancel Your Guaranteed Benefits

Offer Amount

Estimated increase to your annuity account value

None

[$AMT]

Annuity Account Value

[$AMT]

[$AMT]

Withdrawal Charges (CWC)

[$AMT]3

Limited Waiver4

Cash Surrender Value

[$AMT]

[$AMT]4

Monthly Guaranteed Minimum Income Benefit (GMIB) Lifetime Payout

If exercised on [mm/dd/yy]

None

Guaranteed Minimum Income Benefit (Benefit Base)

[$AMT]

None

Death Benefit (Benefit Base)

[$AMT]

None

Current Death Benefit

[$AMT]

(not guaranteed)

Earnings Enhancement Benefit (aka Protection Plus)

[$AMT]

None

Last Annual Charge You Paid for Your Guaranteed Benefits On [DATE]

[$AMT]

N/A

3 Assumes a full surrender of your variable annuity contract.

2 Withdrawal charges are waived if withdrawals are made no later than 30 days after the offer acceptance deadline.

To accept this offer log on to www.axa-equitable.com and click on “Guaranteed Benefit Offer Acceptance” or detach here and return the completed form in the enclosed envelope or fax this form to 816-701-4960.

Acceptance Form Fax: 816-701-4960

[Mr. S. Jones],

Contract Number [#########]

This form must be received by [Month XX, 2013]

☐ Yes. I received advice from the financial professional named on my Account Statement.

By signing below I acknowledge and understand:

I accept the offer to cancel my GMIB, my GMDB, the standard death benefit and EEB, if I have it, and increase my annuity account value.

The death benefit under my contract will be the annuity account value with no guaranteed minimum.

The explicit annual charges for the GMIB, GMDB, and EEB, if applicable, will no longer be deducted from my contract, and past charges will not be refunded.

I cannot revoke my acceptance of this offer once my acceptance is processed.

The exact amount of the increase to my annuity account value fluctuates daily and will be based on the date this properly completed form is received by your processing office.

I value can obtain by that a amount quote of when the exact I fax this amount properly by logging completed on to form www. toaxa-equitable. 816-701-4960 com before or by 4:00 calling PM 866-638-0550. ET on the same You day, will or increase the next my business annuity day, account if there these are transactions other policy will transactions result in any on delay the of same the increase day, except to my if the annuity only other account financial value; transaction however, any is a partial full surrender withdrawal or partial request withdrawal. will be processed Neither on of the next business day.

I have received and read the prospectus supplement for this offer.

Primary Contract Owner/Authorized Signer Date

Joint Contract Owner/Authorized Signer Date

Contract Owner Phone Number

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

AXA EQUITABLE
redefining / standards®

This offer expires on [January 15, 2014]

Contract Number: [#########]

September 19, 2013

[Mr.] [S.] [Jones]
[123 Main Street]
[Apt. 1]
[Anytown], [NY] [12345]

Offer: Immediate access to more annuity account value with no withdrawal charges[1] when you cancel certain guaranteed benefits

Dear [Mr. Jones],

When you purchased your Accumulator variable annuity contract, you chose certain guaranteed benefits based on your financial goals at that time. But since then, your circumstances and financial priorities may have changed, and you might be interested in an offer we're currently making.

We're offering to increase your annuity account value and temporarily waive all withdrawal charges.[1] In exchange, you would agree to cancel your guaranteed minimum income benefit (GMIB) and your applicable guaranteed minimum death benefit (GMDB)[2], which is either a standard death benefit or an enhanced death benefit for which you pay an explicit fee.

Before you make any decisions about the offer, review complete details in the enclosed prospectus supplement and the attached Offer Summary Comparison. This information can help you decide whether accepting the offer is right for you – whether, for example, immediate access to more value in your account is now more important to you than your guaranteed benefits.

Here are some details to consider as you evaluate the offer:

All figures are as of [August XX, 2013].	**Amount**
Offer Amount Estimated increase to your annuity account value	[$AMT]
Account Value + Offer Amount Free withdrawal amount[1]	[$AMT]

Your offer amount fluctuates daily but is never less than the greater of: (1) approximately [Reserve %] of the calculated actuarial value of the GMIB and GMDB reserve; or (2) [charges multiplier] the GMIB and GMDB (and EEB, if applicable) annual charges based on the current benefit base.

The GMIB, GMDB and EEB are valuable features of your contract, and you should carefully weigh the pros and cons of giving up these guaranteed benefits. Once you accept our offer, you cannot reinstate them. Also, you need to take income taxes, your retirement income needs and your general financial situation into account. We encourage you to seek the guidance of legal, financial and tax professionals.

Review the enclosed prospectus supplement carefully to evaluate this offer, and visit the offer website at axa-equitable.com/incomebenefit

If you wish to accept our offer, complete the attached Acceptance Form and return it in the envelope we've provided, or fax it to **816-701-4960**. You can also log on to your account at **www.axa-equitable.com** and click on "Guaranteed Benefit Offer Acceptance". We must receive your properly completed form by [DATE]. **If you do not wish to accept our offer**, you don't have to do anything at all.

To review this offer, contact your financial professional, **[NAME OF ORIGINATING ADVISOR, FIRM]**, at **[CONTACT]**, or call us directly at **866-638-0550**.

Sincerely,

Todd Solash
Managing Director AXA Equitable,
Retirement Savings

[1] Withdrawals made no later than 30 days after the offer acceptance deadline. The offer amount will change each business day. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59½ may be subject to an additional 10% federal income tax penalty.
[2] And earning enhancement benefit (EEB) also known as Protection Plus, if elected. See your contract for further GMIB and GMDB details.

AXA Equitable Life Insurance Company
Retirement Service Solution
500 Plaza Drive, 6th Floor, Secaucus, NJ 07094

GE 85692 (9/13) 2 [X-X-X-X] A

AXA Equitable Life Insurance Company Retirement Service Solution

500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

GE 85692 (9/13) 2 [X-X-X-X]

AXA Equitable Accumulator

Offer Summary Comparison

All figures are as of [DATE] Accept the Offer

(unless otherwise indicated) Keep Your Guaranteed Benefits and Cancel Your Guaranteed Benefits

Offer Amount None [$AMT]

Estimated increase to your annuity account value

Annuity Account Value [$AMT] [$AMT]

Withdrawal Charges (CWC) [$AMT] 3 Limited Waiver 4

Cash Surrender Value [$AMT] [$AMT]4

Monthly Guaranteed Minimum [$AMT]

Income Benefit (GMIB) Lifetime Payout If exercised on [mm/dd/yy] None

Guaranteed Minimum Income Benefit

(Benefit Base) [$AMT] None

Death Benefit (Benefit Base) [$AMT] None [$AMT]

Current Death Benefit [$AMT] (not guaranteed)

Earnings Enhancement Benefit [$AMT] None

(aka Protection Plus)

Last Annual Charge You Paid for

Your Guaranteed Benefits [$AMT] N/A

On [DATE]

3 Assumes a full surrender of your variable annuity contract.

4 Withdrawal charges are waived if withdrawals are made no later than 30 days after the offer acceptance deadline.

To accept this offer log on to www.axa-equitable.com and click on “Guaranteed Benefit Offer Acceptance” or detach here and return the completed form in the enclosed envelope or fax this form to 816-701-4960.

Acceptance Form

Fax: 816-701-4960

[Mr. S. Jones],

Contract Number [#########]

This form must be received by [Month XX, 2013]

By signing below I acknowledge and understand:

I accept the offer to cancel my GMIB, my GMDB, the standard death benefit and EEB, if I have it, and increase my annuity account value.

The death benefit under my contract will be the annuity account value with no guaranteed minimum.

The explicit annual charges for the GMIB, GMDB, and EEB, if applicable, will no longer be deducted from my contract, and past charges will not be refunded.

I cannot revoke my acceptance of this offer once my acceptance is processed.

The exact amount of the increase to my annuity account value fluctuates daily and will be based on the date this properly completed form is received by your processing office.

I can obtain a quote of the exact amount by logging on to www.axa-equitable.com or by calling 866-638-0550. You will increase my annuity account value by that amount when I fax this properly completed form to 816-701-4960 before 4:00 PM ET on the same day, or the next business day, if there are other policy transactions on the same day, except if the only other financial transaction is a full surrender or partial withdrawal. Neither of these transactions will result in any delay of the increase to my annuity account value; however, any partial withdrawal request will be processed on the next business date.

I have received and read the prospectus supplement for this offer.

Primary Contract Owner/Authorized Signer

Date

Joint Contract Owner/Authorized Signer

Date

Contract Owner Phone Number 2

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

AXA EQUITABLE
redefining / standards®

This offer expires on [January 15, 2014]

Contract Number: [#########]

November 11, 2013

[Mr.] [S.] [Jones]
[123 Main Street]
[Apt. 1]
[Anytown], [NY] [12345]

Offer: Immediate access to more annuity account value with no withdrawal charges[1] when you cancel certain guaranteed benefits

Dear [Mr. Jones],

About a month ago, we notified you regarding our offer to increase your Accumulator variable annuity account value in exchange for your agreement to terminate your guaranteed minimum income benefit and applicable guaranteed minimum death benefit.[2] If you accept the offer, you can make any withdrawal or exchange of the annuity account value within 30 days of the offer expiration and no withdrawal charge will apply.

This is just a reminder that this offer expires [Date].

Below are some details to consider as you evaluate the offer. Full details are provided on the attached Offer Summary Comparison table.

All figures are as of [August XX, 2013].	**Amount**
Offer Amount Estimated increase to your annuity account value	[$AMT]
Account Value + Offer Amount Free withdrawal amount[1]	[$AMT]

Your offer amount fluctuates daily but is never less than the greater of: (1) approximately [Reserve %] of the calculated actuarial value of the GMIB and GMDB reserve; or (2) [charges multiplier] the GMIB and GMDB (and EEB, if applicable) annual charges based on the current benefit base.

When you purchased your contract, you decided that the guaranteed benefits were important to you. Since then, your personal circumstances may have changed and access to more value in your annuity account may be more important to you now than future living and death benefits. The GMIB, GMDB and EEB are valuable features of your contract, and you should carefully weigh the pros and cons of giving up these guaranteed benefits. **If you do not wish to accept our offer,** you don't have to do anything at all.

We encourage you to speak with your financial professional about the pros and cons of the offer. If you have any questions, including about the offer amount, call us at [866-638-0550], 9 am to 5 pm ET or visit **axa-equitable.com/incomebenefit**.

Sincerely,

Todd Solash
Managing Director AXA Equitable,
Retirement Savings

[1] Withdrawals made no later than 30 days after the offer acceptance deadline. The offer amount will change each business day. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59½ may be subject to an additional 10% federal income tax penalty.

[2] And, if elected, earning enhancement benefits (EEB), also known as Protection Plus. See the individual contracts for further GMIB and GMDB details. The guaranteed minimum death benefit may be either a standard death benefit or an enhanced death benefit for which you pay an explicit fee. The standard death benefit is a return of premiums adjusted for withdrawals.

AXA Equitable Life Insurance Company
Retirement Service Solution
500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

GE 86733 (11/13) 4 [X-X-X-X]

A

AXA Equitable Accumulator

Offer Summary Comparison

All figures are as of [DATE]

Accept the Offer

(unless otherwise indicated)

Keep Your Guaranteed Benefits and Cancel Your

Guaranteed Benefits

Offer Amount

None

[$AMT]

Estimated increase to your annuity account value

Annuity Account Value

[$AMT]

[$AMT]

Withdrawal Charges (CWC)

[$AMT] 3

Limited Waiver 4

Cash Surrender Value

[$AMT]

[$AMT]4

Monthly Guaranteed Minimum

[$AMT]

Income Benefit (GMIB) Lifetime Payout

If exercised on [mm/dd/yy]

None

Guaranteed Minimum Income Benefit

(Benefit Base)

[$AMT]

None

Death Benefit (Benefit Base)

[$AMT]

None

[$AMT]

Current Death Benefit

[$AMT]

(not guaranteed)

Earnings Enhancement Benefit

[$AMT]

None

(aka Protection Plus)

Last Annual Charge You Paid for

Your Guaranteed Benefits

[$AMT]

N/A

On [DATE]

3 Assumes a full surrender of your variable annuity contract.

4 Withdrawal charges are waived if withdrawals are made no later than 30 days after the offer acceptance deadline.

To accept this offer log on to www.axa-equitable.com and click on “Guaranteed Benefit Offer Acceptance” or detach here and return the completed form in the enclosed envelope or fax this form to 816-701-4960.

Acceptance Form

Fax: 816-701-4960

[Mr. S. Jones],

Contract Number [#########]

This form must be received by [Month XX, 2013]

By signing below I acknowledge and understand:

I accept the offer to cancel my GMIB, my GMDB, the standard death benefit and EEB, if I have it, and increase my annuity account value.

The death benefit under my contract will be the annuity account value with no guaranteed minimum.

The not be explicit refunded. annual charges for the GMIB, GMDB, and EEB, if applicable, will no longer be deducted from my contract, and past charges will

I cannot revoke my acceptance of this offer once my acceptance is processed.

The is received exact amount by your of processing the increase office. to my annuity account value fluctuates daily and will be based on the date this properly completed form Ivalue can obtain by that a amount quote of when the exact I fax this amount properly by logging completed on to form www. toaxa-equitable. 816-701-4960 com before or by 4:00 calling PM 866-638-0550. ET on the same You day, will or increase the next my business annuity day, account if there these are transactions other policy will transactions result in any on delay the of same the increase day, except to my if the annuity only other account financial value; transaction however, any is a partial full surrender withdrawal or partial request withdrawal. will be processed Neither on of the next business day.

I have received and read the prospectus supplement for this offer.

Primary Contract Owner/Authorized Signer

Date

Joint Contract Owner/Authorized Signer

Date

Contract Owner Phone Number

4

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

then/now

A new offer

available with

your annuity

AXA EQUITABLE

redefining/standards®

A new choice for your variable annuity could help address today’s financial needs.

When you purchased your Accumulator variable annuity, your financial goals led you to choose the guaranteed minimum income benefit (GMIB), and possibly the guaranteed minimum death benefit (GMDB) which is either a standard death benefit1 or an enhanced death benefit. You may have also chosen the earnings enhancement benefit (EEB), also known as Protection Plus.

That was then. This is now.

Times have changed – have your priorities changed?

Today, your financial circumstances may be different. Perhaps your retirement income needs are now covered by other sources and you want to pursue another way to build wealth or maybe you’d prefer additional money now to pay for immediate needs, which may include living expenses, college tuition, health care, a retirement home, a business expansion, or a significant gift.2

For those whose financial circumstances have changed, AXA Equitable is offering a new opportunity – an increase in your account value in return for your agreement to cancel your GMIB, and GMDB (and EEB if you have it).3 If you decide to accept the offer, you may choose to withdraw up to the full amount (your annuity account value plus the offer amount) – without paying withdrawal charges.4 It is important to note that withdrawals from your annuity contract are subject to income tax, and if taken before age 59½ may be subject to tax penalties.

Alternatively, you may choose to leave all or part of the money in your contract. If suitable, you may also consider exchanging your contract for another annuity issued by an insurance company of your choice.

1 The standard death benefit is a return of premiums adjusted for withdrawals.

2 Withdrawals from your variable annuity contract are subject to income tax, and if taken before age 59½ may be subject to tax penalties.

3 If you accept this offer and your contract is currently subject to a withdrawal charge, a withdrawal charge will not apply to any withdrawals or exchange made no later than 30 days after the expiration date shown in the offer letter.

4 Past GMIB, GMDB and EEB charges will not be refunded. If you keep your contract, other charges will remain unchanged even if they reflect a portion of the costs of the terminated benefits.

To help you deal with changed circumstances and goals, we’re offering you a new opportunity.

If your financial circumstances have not changed and you decide not to accept our offer, you do not need to respond to our mailing or take any further action.

Your guaranteed benefits now

The GMIB, GMDB and EEB are valuable features of your contract and you should not give them up without careful consideration – particularly because you may need them in the future and you cannot reinstate these features once you accept our offer.

The GMIB feature you have today ensures you’ll receive payments of at least a guaranteed minimum, regardless of how the investment options in your variable annuity contract perform. Generally, you would need to wait 10 years after the issue date of your contract to begin receiving guaranteed annual annuity income. Several factors determine the amount of these annuity payments, including your benefit base and your age when you begin receiving payments.

Your GMDB feature guarantees that your beneficiaries will receive a minimum death benefit – regardless of market performance – at the time of your death. Also, you may have chosen the EEB, an additional feature intended to increase the death benefit.

Reasons you may want to accept our offer

Whether you should accept the offer depends on your personal financial circumstances. Accepting may be an appropriate option for you if:

Increasing your account value is now more important than guaranteed benefits in the future

You have alternative sources of retirement income

You wish to reinvest the assets currently in your annuity

You no longer want to pay the fees for the guarantees

Reasons you may want to keep your contract as is

Your financial goals and needs have not significantly changed

You need the guaranteed minimum payments for retirement income

You want a guaranteed death benefit for your beneficiaries rather than an annuity account value that fluctuates according to your investments

How the offer works

If you accept our offer, AXA Equitable will:

1. Immediately increase your annuity account value per your allocation instructions on file.5 What you do with it is entirely up to you. For example, if your contract is in an IRA, you can request a direct transfer to another IRA tax-free. If you accept this offer and your contract is currently subject to a withdrawal charge, a withdrawal charge will not apply to any withdrawals or exchange made no later than 30 days after the expiration date shown in the offer letter. See the prospectus supplement for all available options if you accept this offer.

Your offer amount will change each business day. For your current offer amount, call 866-638-0550 or visit your account at www.axa-equitable.com.

2. Cancel your GMIB and GMDB (and EEB, if applicable).

3. Stop future deductions of the GMIB and enhanced death benefit charges (and EEB charges, if applicable).6

4. Make your annuity’s account value the new death benefit.

Bear in mind, you can only accept the offer in its entirety – and you cannot revoke your acceptance once we’ve processed it.

Why we are making this offer

Simply put, the offer can benefit some contract holders and AXA Equitable. Contract holders whose needs have changed may now prefer this opportunity than having the guaranteed benefits. At the same time, our company benefits because the lump sum payments will be less than the amounts we’re currently setting aside to guarantee the benefits.

5 Please see the prospectus supplement for details. Exact amounts will vary by contract holder and day. The exact amount will depend on your annuity account value and current market conditions when we determine the amount to be added to your annuity account value. We will determine the actual offer amount and add it to your account on the business day we receive the properly completed offer acceptance. If there are any policy transactions on the day we receive your form, the offer amount will be calculated and added on the next business day.

6 Past GMIB, GMDB and EEB charges will not be refunded. If you keep your contract, other charges will remain unchanged even if they reflect a portion of the costs of the terminated benefits.

What is more important to you now – an increase in your account value or maintaining your guaranteed benefits?

How we determine the offer amount7

The offer amount is based on an actuarial calculation of the value of your

GMIB and GMDB benefits.8 The calculation takes into account:

• The owner/annuitant’s life expectancy

• The current and projected annuity account value

• Current interest rates

• The current and projected GMIB/GMDB benefits

• Any withdrawals9

Note: The offer amount generally will be less than the difference between the annuity account value and the value of the guaranteed benefits.

7 For most contract owners the amount of the offer is the greater of (i) approximately 70% of the actuarial valuation of the GMIB and GMDB reserves; and (ii) two times the GMIB and GMDB (and EEB if applicable) annual charges based on the current benefit base. The actuarial calculation and assumptions are based on large blocks of business. We do not consider any individual’s health or their need for retirement income in making this offer. You must determine whether this offer makes sense in your individual circumstances.

8 If you have the EEB, the offer amount is increased by one or two annual charges depending on withdrawal history.

9 The offer amount for those who have withdrawn more than 25% of their annuity account value in any of the last three contract years and whose withdrawals reduced the benefit base by more than the amount withdrawn will be the greater of: (1) one year of charges for the guarantees based on the current benefit base or (2) a smaller percentage (because of withdrawals) of the actuarial value.

Weighing the benefits

You should carefully read all of the details of this offer. And while only you can make the decision, we strongly recommend that you discuss the offer with your legal, financial and tax professionals.

Some questions you may wish to consider include:

• Is an increase in your account value more important than maintaining your guaranteed benefits?

• Considering your other sources of retirement income, if you accept this offer will you have enough income in your retirement?

• Do you intend to keep your contract long enough to take full advantage of your guaranteed benefits?

• Do you expect to live long enough to take advantage of the GMIB?

• Do you have an immediate need for more cash than you are able to currently withdraw from your contract without paying withdrawal charges or reducing your benefit base?

• Will you change your mind? The guarantees cannot be reinstated once you accept the offer.

• How important is it that you leave a minimum death benefit to your beneficiaries?

• What are the tax implications if you accept the offer?10

• Would you prefer to make a gift now to your loved ones or an organization you care about?

When considering an annuity exchange as part of the offer, you should evaluate the cost of completing the exchange including, but not limited to, assessing how you would be affected by the withdrawal charge period (as applicable) and other terms of the new annuity contract.

10 The offer amount we would add to your annuity account value would be treated as contract earnings for tax purposes. We believe that, as with other earnings, there will be no tax consequences until you take a withdrawal from or surrender your contract.

• Amounts withdrawn from non-tax-qualified deferred annuity contracts are taxable as ordinary income to the extent there is gain in your variable annuity contract (value in excess of your tax basis). You can generally continue to defer taxation (for a period of time) by retaining your contract, or by exchanging your contract for another annuity contract in a tax-deferred 1035 exchange.

• If your contract is an IRA, we believe that the amount added to your annuity account value would be treated as additional earnings and would not be taxable until withdrawn or surrendered.

• Consult your tax advisor to see how these rules would apply to your situation.

Only you can decide which is more important to you right now.

Making your own best decision

Whether this offer makes sense for you ultimately depends on your individual financial situation. Only you can decide if keeping your guaranteed benefits or the ability to withdraw additional cash through an increase in your account value is more important to you now.

While financial professionals are not compensated based on the acceptance of the offer, he or she may receive payments that may provide an incentive in recommending whether or not the annuity owner should accept this offer.

Please review your annuity contract and read all of the details of this offer in the enclosed prospectus supplement. It is also important that you discuss this opportunity with your financial, legal and tax professionals to ensure you are fully informed about what’s best for you and your loved ones.

For more information on this important offer

• Consult your financial professional

• Call AXA Equitable from 9 am to 5 pm ET at 866-638-0550

• Visit our offer website at www.axa-equitable.com/incomebenefit

To accept the offer

• Act by the offer expiration date listed at the top of your accompanying letter

• Complete the Acceptance Form included in this mailing or that you can download at axa-equitable.com/incomebenefit

• Return the properly completed Acceptance Form in the envelope provided, or fax it to 816-701-4960

• If you have online access to your account, simply go to axa-equitable.com and click “Guaranteed Benefit Offer Acceptance” and “Accept the Offer”

This material must be preceded or accompanied by the prospectus supplement describing details of this offer.

Please consider the charges, risks, expenses, and investment objectives carefully before purchasing a variable annuity. For a prospectus containing this and other information, please contact a financial professional. Read it carefully before you invest or send money.

Certain types of contracts, features and benefits may not be available in all jurisdictions. We offer other variable annuity contracts with different fees, charges and features. Not every contract is available through the same selling broker/dealer.

Please be advised that this document is not intended as legal or tax advice. Accordingly, any tax information provided in this document is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties that may be imposed on the taxpayer. The tax information was written to support the promotion or marketing of the transaction(s) or matter(s) addressed and you should seek advice based on your particular circumstances from an independent tax advisor.

Guarantees described herein are subject to the claims-paying ability of AXA Equitable Life Insurance Company. The guarantees do not apply to the investment portfolios. Annuities are issued by AXA Equitable Life Insurance Company (NY, NY) and variable annuities are co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable Life Insurance Company, AXA Advisors, LLC and AXA Distributors, LLC do not provide tax or legal advice. Clients should consult their tax and legal advisors regarding their particular circumstances.

All contract and rider guarantees, including optional benefits and any fixed subaccount crediting rates or annuity payout rates, are backed by the claims-paying ability of AXA Equitable. They are not backed by the broker/dealer from which this annuity is purchased, by the insurance agency from which this annuity is purchased or any affiliates of those entities and none makes any representations or guarantees regarding the claims-paying ability of AXA Equitable.

Accumulator® is a registered service mark of AXA Equitable Life Insurance Company. Contract form numbers: ICC11BASE1, ICC11BASE2, ICC11BASE1-G-A/B, ICC11BASE2-G-A/B, ICC11BASE2-B-BL and any state variations.

GE 85734 (9/13)

AXA EQUITABLE

redefining/standards®

DM – Final Notice Letter / Acceptance Form

OE:	Final Notice: Deadline approaching on your Accumulator annuity offer

J-BOX:	Final Notice: Immediate access to more annuity account value with no withdrawal charges[1] when you cancel certain guaranteed benefits

September 1, 2013	This offer expires on [Date]
Contract Number: [#########]

Mr. S. Jones

123 Main Street

Anytown, NY 12345

Dear [Mr. Jones],

I am writing regarding our offer to increase your Accumulator variable annuity account value in exchange for your agreement to terminate your guaranteed minimum income benefit and applicable minimum death benefit2 which may be either a standard death benefit3 or an enhanced death benefit for which you pay an explicit fee. If you accept the offer, you can make any withdrawal or exchange of the annuity account value within 30 days of the offer expiration and no withdrawal charge will apply.1

You may have already decided not to accept this offer because you value the guaranteed benefits more than an increase in your annuity account value. If this is the case, you do not have to do anything at all.

But if you would like to accept our offer, please make sure we receive your properly completed Acceptance Form no later than January 17. Simply detach the Acceptance Form below, complete it, and mail or fax it to us or log on to your account at www.axa-equitable.com and click on Guaranteed Benefit Offer Acceptance.

The GMIB, GMDB and EEB are valuable features of your contract, and you should carefully weigh the pros and cons of giving up these guaranteed benefits. Once you accept our offer you cannot reinstate them.

If you want to know your current offer amount, please call us at 866-638-0550 or go to get more information at www.axa-equitable/incomebenefit.

Sincerely,

Todd Solash

Managing Director AXA Equitable, Retirement Savings

1Withdrawals made no later than 30 days after the offer acceptance deadline. The offer amount will change each business day. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1⁄2 may be subject to an additional 10% federal income tax penalty.

2And, if elected, earning enhancement benefits (EEB), also known as Protection Plus. See the individual contracts for further GMIB and GMDB details.

3The standard death benefit is a return of premiums adjusted for withdrawals.

To accept this offer, log on to www.axa-equitable.com and click on “Guaranteed Benefit Offer

Acceptance.” Or detach here and return the completed form in the enclosed envelope, or fax this form to 816-701-4960.

Acceptance Form	Fax: 816-701-4960

[Name]

Contract Number [XXXXXXXXX]	This form must be received by [Date]

[Variable Field:][ ] Yes. I received advice from the financial professional named on my Account Statement.

By signing below I acknowledge and understand:

• I accept the offer to cancel my GMIB, my GMDB, the standard death benefit and EEB, if I have it, and increase my annuity account value.

• The death benefit under my contract will be the annuity account value with no guaranteed minimum.

•The explicit annual charges for the GMIB, GMDB, and EEB, if applicable, will no longer be deducted from my contract, and past charges will not be refunded.

• I cannot revoke my acceptance of this offer once my acceptance is processed.

• The exact amount of the increase to my annuity account value fluctuates daily and will be based on the date this properly completed form is received by your processing office.

• I can obtain a quote of the exact amount by logging on to www.axa-equitable.com or by calling 866-638-0550. You will increase my annuity account value by that amount when I fax this properly completed form to 816-701-4960 before 4:00 PM ET on the same day, or the next business day, if there are other policy transactions on the same day, except if the only other financial transaction is a full surrender or partial withdrawal. Neither of these transactions will result in any delay of the increase to my annuity account value; however, any partial withdrawal request will be processed on the next business day.

• I have received and read prospectus supplement for this offer.

Primary Contract Owner/Authorized Signer	Date

Contract Owner Phone Number

Joint Contract Owner/Authorized Signer	Date

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York NY and are co-distributed by AXA Advisors LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors, AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1⁄2 may be subject to an additional 10%federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing company.

GE-86734 (01/14)

The Offer

At the time you purchased your AXA Equitable Accumulator variable annuity contract, you elected certain guaranteed benefits. For those whose financial circumstances have changed, were offering a new opportunity: an increase in your account value, in return for your agreement to cancel your guaranteed minimum income benefit (GMIB) and your applicable guaranteed minimum death benefit (GMDB)1, which is either a standard death benefit2 or an enhanced death benefit for which you pay an explicit fee.

If you decide to accept the offer, you may choose to withdraw up to the full amount (your annuity account value plus the offer amount) - without paying withdrawal charges3 and you can stop paying the annual fees for these benefits4.

You are not required to accept this offer or take any action under your contract. If you do not accept this offer, your contract and the guaranteed benefits you previously elected will continue unchanged.

Weighing Your Options

You should carefully read all details in the the prospectus supplement and brochure (links below) you received to determine whether accepting the offer makes sense for you. Once you accept our offer, you cannot reinstate the guaranteed benefits you currently have And while no one but you can make the decision, we recommend that you discuss the offer with your legal, financial and tax professionals.

For more information, call AXA Equitable at 866-638-0550.

Learn more

to View the prospectus supplement (Hi Download an informative brochure

View Offer Amount and Accept Offer

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1 And earning enhancement benefit <EHB). also known as Protection Plus, if elected. See your contract for further GMIB and GMDB details.

2 The standard death benefit is a return of premiums adjusted for withdrawals

3 If you accept this offer and your contract is currently subject to a withdrawal charge, a withdrawal charge will not apply to any withdrawals or exdhange made no later than 30 days after the expiration date shown in the offer letter. Withdrawals from your variable annuity contract 8re subject to income tax. and if taken before age 59% may be subject to tax penalties

4 Past GMIB. GMDB and EEB charges will not be refunded. If you keep your contract, other charges will remain unchanged even if they reflect a portion of the cost of the terminated benefits.

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable). New York. NY and are co-distributed by AXA Advisors. LLC and AXA Distnbutors. LLC. AXA Equitable. AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment nsk. including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59% may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company GE-87876 (0/13)

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